EXHIBIT 99.1

ING to nominate Juan Colombás, Herman Hulst and Harold Naus as members of the Supervisory Board

ING to nominate Juan Colombás, Herman Hulst and Harold Naus as members of the Supervisory Board

ING will propose to the Annual General Meeting (AGM) to appoint Juan Colombás, Herman Hulst and Harold Naus to the Supervisory Board. The proposed appointments are part of the proxy materials for ING’s 2020 AGM on 28 April 2020 which are published today.

Juan Colombás (1962, Spanish) currently is chief operating officer of Lloyds Banking Group, from which he will retire in July 2020. From 2011-2017 he served as chief risk officer of Lloyds Banking Group, joining the Board in 2013. From 1986-2010 he served in various senior risk, control and business management functions at Santander, including chief risk officer at Santander UK.

Herman Hulst (1955, Dutch) was an accountant at EY from 1973-2016. During this period he served at EY and predecessor firms in various professional roles with a focus on the financial services sector. He was a member of EY’s Global Financial Services Executive Committee from 1992-2000, Country Managing Partner for the Netherlands from 2004-2006. From 2004-2009 he was a member of EY’s Global Executive leadership team. Lastly he served as Global Vice Chair Japan and member of Global Practice Group from 2009 until his retirement.

Harold Naus (1969, Dutch) is CEO of Cardano Risk Management and CFO of Cardano Group, an international risk and pension specialist helping pension funds and companies manage their financial risks with asset management, hedging and defined benefit solutions. From 1997-2014 Harold Naus served in various roles at ING including Global Head of Trading Risk Management from 2003-2006 and from 2006-2014 General Manager Market Risk Management including responsibility for trading risk, asset & liability management, retail market risk, and liquidity risk.

Upon decision by the AGM, the appointments of Herman Hulst and Harold Naus will be effective as of the end of the AGM on 28 April 2020 and the appointment of Juan Colombás as of 1 October 2020. The proposed appointments of Herman Hulst and Harold Naus have been approved by the European Central Bank; the appointment of Juan Colombás is subject to approval by the European Central Bank .

Eric Boyer de la Giroday will step down from the Supervisory Board at the end of the 2020 AGM for personal reasons. Eric Boyer was appointed to the Supervisory Board in 2014. Previously, he was active in many roles for ING and predecessors since 1984. He served as a member of the Executive Board and Management Board Banking respectively from 2004 until his retirement in 2011.

Hermann-Josef Lamberti will step down from the Supervisory Board at the end of the 2020 AGM for personal reasons, in line with his desire to reduce his board positions. Hermann-Josef Lamberti was appointed to the Supervisory Board in 2013 and serves as its vice-chairman and chairman of the audit committee.

Hans Wijers, chairman of the ING Supervisory Board said: “We regret that both Eric and Hermann-Josef will step down, but respect their decisions. Eric was part of our company for 36 years during which his invaluable experience and understanding of our industry helped guide us through many challenging times. Hermann-Josef’s in-depth knowledge of many aspects of our sector was of great value to us in the past years. On behalf of the Supervisory Board I want to thank both Eric and Hermann-Josef for their dedication and contributions to ING.”

The full details of all proposals are included in the proxy materials for ING’s 2020 AGM, to be held on 28 April 2020 in Amsterdam. The proxy materials, including the agenda for the AGM, will be made available at www.ing.com/agm on 16 March 2020.

Note for editors

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ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 53,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as Leader in the banks industry group by Sustainalytics and ‘A’ rating in MSCI’s ratings universe. ING Group shares are included in major sustainability and Environmental, Social and governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell.

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Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of the United Kingdom leaving the European Union or a break-up of the euro, (4) changes in the fiscal position and the future economic performance of the US including potential consequences of a European sovereign debt crisis (5) potential consequences of a European sovereign debt crisis (6) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, (7) changes in the conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (8) changes affecting interest rate levels, (9) inflation and deflation in our principal markets, (10) changes affecting currency exchange rates, (11) changes in investor and customer behaviour, (12) changes in general competitive factors, (13) changes in or discontinuation of ‘benchmark’ indices, (14) changes in laws and regulations and the interpretation and application thereof, (15) changes in compliance obligations including, but not limited to, those posed by the implementation of DAC6, (16) geopolitical risks, political instability and policies and actions of governmental and regulatory authorities, (17) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (18) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (19) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (20) changes in credit ratings, (21) the outcome of current and future legal and regulatory proceedings, (22) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (23) risks and changes related to cybercrime including the effects of cyber-attacks and changes in legislation and regulations related to cybersecurity and data privacy, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) the inability to retain key personnel, (26) business, operational, regulatory, reputation and other risks in connection with climate change, (27) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (28) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com, (29) this document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

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